                                                                    EXHIBIT 12.1

                        WORLDCOM, INC. AND SUBSIDIARIES

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                           (IN THOUSANDS OF DOLLARS)

                                                                                         FOR THE THREE
                                    YEAR ENDED DECEMBER 31,                              MONTHS ENDED
                         -----------------------------------------------               -----------------
                                           HISTORICAL                      PRO FORMA       MARCH 31,
                         -----------------------------------------------  -----------  -----------------
                          1992     1993     1994      1995      1996         1996        1996     1997
                         ------- -------- --------  -------- -----------  -----------  -------- --------
Earnings:
 Pretax income (loss)
  from continuing
  operations............ $22,513 $209,920 $(50,697) $437,729 $(2,059,416) $(2,732,617) $140,970 $103,466
 Fixed charges, net of
  capitalized interest..  36,608   47,316   59,689   267,057     241,397      359,719    62,193   83,536
                         ------- -------- --------  -------- -----------  -----------  -------- --------
 Earnings............... $59,121 $257,236   $8,992  $704,786 $(1,818,019) $(2,372,898) $203,163 $187,002
                         ======= ======== ========  ======== ===========  ===========  ======== ========
Fixed charges:
 Interest cost.......... $33,815  $38,657  $49,203  $254,099    $229,376     $353,085    59,304   88,454
 Amortization of
  financing costs.......   1,464    1,792    2,086     2,811       1,742          --        713      --
 Interest factor of rent
  expense...............   4,833    9,967   10,300    15,030      17,854       28,024     4,454    8,081
                         ------- -------- --------  -------- -----------  -----------  -------- --------
 Fixed charges.......... $40,112 $ 50,416 $ 61,589  $271,940 $   248,972  $   381,109  $ 64,471 $ 96,535
                         ======= ======== ========  ======== ===========  ===========  ======== ========
Deficiency of earnings
 to fixed charges....... $   --  $    --  $(52,597) $    --  $(2,066,991) $(2,754,007) $    --  $    --
                         ======= ======== ========  ======== ===========  ===========  ======== ========
Ratio of earnings to
 fixed charges..........  1.47:1   5.10:1   0.15:1    2.59:1         N/A          N/A    3.15:1   1.94:1

      See Notes to Computation of Ratio of Earnings to Fixed Charges.
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        NOTES TO COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(1) On December 31, 1996, WorldCom completed the MFS Merger. The MFS Merger is being accounted for as a purchase; accordingly, the operating results for MFS are included from the date of acquisition.

(2) Results for 1996 include a $2.14 billion charge for in-process research and development related to the MFS Merger. The charge is based upon a valuation analysis of the technologies of MFS' worldwide information system, the Internet network expansion system of UUNET, and certain other identified research and development projects purchased in the MFS Merger. The expense includes $1.6 billion associated with UUNET and $0.54 billion related to MFS.

   Additionally, 1996 results include other after-tax charges of $121 million for employee severance, employee compensation charges, alignment charges, and costs to exit unfavorable telecommunications contracts and $344 million after-tax write-down of operating assets within its non-core businesses. On a pre-tax basis, these charges totaled $600.1 million.

(3) In 1995, Metromedia converted its Series 1 Preferred Stock into Common Stock, exercised warrants to acquire Common Stock and immediately sold its position of 61,699,096 shares of Common Stock in a public offering. In connection with the preferred stock conversion, WorldCom made a non-recurring payment of $15.0 million to Metromedia, representing a discount to the minimum nominal dividends that would have been payable on the Series 1 Preferred Stock prior to the September 15, 1996 optional call date of approximately $26.6 million (which amount includes an annual dividend requirement of $24.5 million plus accrued dividends to such call date).

(4) As a result of the IDB Merger and the ATC Merger, the Company initiated plans to reorganize and restructure its management and operational organization and facilities to eliminate duplicate personnel, physical facilities and service capacity, to abandon certain products and marketing activities, and to take further advantage of the synergies available to the combined entities. Also, during the fourth quarter of 1993, plans were approved to reduce IDB's cost structure and to improve productivity. Accordingly, in 1994, 1993 and 1992, the Company charged to operations the estimated costs of such reorganization and restructuring activities, including employee severance, physical facility abandonment and duplicate service capacity. These costs totaled $43.7 million in 1994, $5.9 million in 1993 and $79.8 million in 1992.

   Also, during 1994 and 1992, the Company incurred direct merger costs of $15.0 million and $7.3 million, respectively, related to the IDB Merger (in
   1994) and the ATC Merger (in 1992). These costs include professional fees, proxy solicitation costs, travel and related expenses and certain other direct costs attributable to these mergers.

(5) In connection with certain debt refinancing, the Company recognized in 1996, 1993 and 1992 extraordinary items of approximately $4.2 million, $7.9 million and $5.8 million, respectively, net of income taxes, consisting of unamortized debt discount, unamortized issuance cost and prepayment fees. Additionally, in 1996 the Company recorded an extraordinary item of $20.2 million, net of income taxes, related to a write-off of deferred international costs.

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